Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Penn West Energy Trust provides 2007 income tax information for former
     Vault unitholders

     CALGARY, Feb. 25 /CNW/ - (TSX - PWT.UN; NYSE - PWE) Penn West Energy
Trust ("Penn West") is pleased to provide 2007 tax information on Vault Energy
Trust ("Vault") distributions for former Vault unitholders resident in Canada and the United States.
     The following information is provided to assist individual unitholders with 2007 income tax reporting. It is not intended to constitute legal or tax advice to any particular former holder of Vault units. Readers should consult with their legal or tax advisors as to their particular tax consequences of holding Vault units.
     Further tax information in the form of specific tax letters setting forth the taxability of Vault distributions on a monthly basis for Canadian and U.S.
residents is available on Penn West's website at www.pennwest.com. If you would like a copy of Vault's 2007 tax information, please contact Investor
Relations at 1-888-770-2633 or by e-mail at investor_relations(at)pennwest.com.

     2007 Canadian Tax Information
     -----------------------------

     For the 2007 tax year, Penn West has determined that the distributions received by Canadian resident Vault unitholders are 100 percent taxable as
"other income" with no return of capital.

     2007 U.S. Tax Information
     -------------------------

     In consultation with its U.S. tax advisors, Penn West believes that the units of Vault more likely than not will be properly classified as equity in a corporation, rather than debt, for U.S. federal income tax purposes, and that distributions paid to Vault's individual U.S. unitholders will more likely than not be "qualified dividends" under the Jobs and Growth Tax Relief
Reconciliation Act of 2003. There are certain individual circumstances where the distributions may not be qualified dividends (such as situations where individual unitholders do not meet a holding period test). The portion of the distributions made during 2007 that are considered dividends should qualify for the reduced rate of tax applicable to certain capital gains with respect to eligible individual unitholders.
     Provided the 2007 Vault distributions are considered to be qualified dividends as noted above, Penn West has determined that 100 percent of these distributions paid during the year will be taxable for U.S. tax purposes as
"qualified dividends" with no return of capital.
     Penn West trust units and debentures are listed on the Toronto Stock
Exchange under the symbols PWT.UN, PWT.DB.A, PWT.DB.B, PWT.DB.C, PWT.DB.D,
PWT.DB.E and PWT.DB.F and Penn West trust units are listed on the New York
Stock Exchange under the symbol PWE.

     Forward-looking Statements

     Certain information regarding the tax treatment of former Vault unitholders and the distributions paid to them may constitute forward-looking statements under applicable securities law and necessarily involve risks, including, without limitation, risks associated with taxation authorities disagreeing with the conclusions contained herein and changes in legislation or interpretations under legislation, including but not limited to tax laws.
As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Penn West's and Vault's operations or financial results are included in reports on file with applicable securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the
SEC's website (www.sec.gov) or at Penn West's website (www.pennwest.com).
     The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, neither Penn West nor Vault undertakes any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

     %SEDAR: 00022266E          %CIK: 0001334388

     /For further information: PENN WEST ENERGY TRUST, Suite 2200, 425 - First
Street S.W., Calgary, Alberta, T2P 3L8, Phone: (403) 777-2500, Toll-free:
1-866-693-2707, Fax: (403) 777-2699, Website: www.pennwest.com; Investor
Relations: Phone: 1-888-770-2633, E-mail: investor_relations(at)pennwest.com/
     (PWT.UN. PWT.DB.F. PWT.DB.A. PWT.DB.C. PWT.DB.B. PWT.DB.D. PWT.DB.E. PWE)

CO:  Penn West Energy Trust

CNW 18:57e 25-FEB-08